FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 17, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: November Output Statement dated 17 December 2003

17 December 2003

BRITISH ENERGY plc

NOVEMBER OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in November is given in the table below, together with comparative data for the previous financial year:


                                        2002/03                                  2003/04
                             November           Year to Date          November          Year to Date
                        Output      Load      Output     Load     Output     Load     Output     Load
                         (TWh)   Factor (%)   (TWh)     Factor     (TWh)    Factor     (TWh)    Factor
                                                          (%)                 (%)                 (%)

UK - Nuclear             4.96        72       40.01       71       4.95       72       42.82      76
UK - Coal                0.80        57        2.96       26       0.74       53        3.86      34
AmerGen                  1.80       101       12.94       89       1.16      65.1      13.28      92
(50% owned)



Heysham 1 Up-date

As announced on 16 December, having now reviewed the results of the inspections of the sea water cooling pipework, British Energy has decided that is necessary to extend the current outage in order to replace further pipework.

In light of this, the Company has revised its annual nuclear output forecast for the year ending 31 March 2004 downwards from 67 TWh to around 65.5 TWh on the assumption that Heysham 1 returns to service in the first half of February 2004.

UK - Nuclear

Planned Outages

-       A statutory outage was completed at Sizewell B.

- A refuelling outage was started on one reactor each at Dungeness B and Hartlepool.

- Low load refuelling was carried out on both reactors at Hinkley Point B and Heysham 2 and on one reactor at Hunterston B.



AmerGen

Planned Outage

-       A planned outage continued at Three-Mile Island Unit 1 throughout
        November.


CONTACTS
Andrew Dowler                       0207 831 3113           (Media Enquiries)
Paul Heward                         01355 262 201           (Investor Relations)



Find this News Release on our web-site: www.british-energy.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 17, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations